[Goodrich Letterhead]

December 8, 2005

Via EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Goodrich Petroleum Corporation

Withdrawal of Application for Withdrawal of Registration Statement on Form S-3,

File No. 333-121560

Ladies and Gentlemen:

Goodrich Petroleum Corporation, a Delaware corporation (the “Registrant”) hereby withdraws its application (the “Form RW”) for an order granting withdrawal of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-121560) filed on December 22, 2004, as amended on March 29, 2005. The Form RW was filed with the United States Securities and Exchange Commission by the Registrant on December 2, 2005.

We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (832) 399-3145, or Stephen M. Gill of Vinson & Elkins L.L.P., at (713) 758-4458.

Respectfully submitted,

Goodrich Petroleum Corporation

By:	/s/ D. Hughes Watler, Jr.
Name: D. Hughes Watler, Jr. Title: Vice President and Chief Financial Officer